Calise Y. Cheng
+1 650 843 5172
ccheng@cooley.com

October 23, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Attn:	Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief
Amanda Kim, Staff Accountant
Craig Wilson, Senior Advisor

Re:	C3.ai, Inc.
Draft Registration Statement on Form S-1
Submitted September 18, 2020
CIK No. 0001577526
Ladies and Gentlemen:
On behalf of C3.ai, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 15, 2020 with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on September 18, 2020. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.
Draft Registration Statement on Form S-1 filed September 18, 2020
Cover Page
1.We note that Mr. Siebel and his affiliates currently control 97.88% of your outstanding Class B common stock. Please tell us if, after the offering, the company will be a "controlled company" under the definition of the stock exchange on which you plan to list your Class A common stock. If so, disclose this fact on the cover page and include appropriate risk factor disclosure, including a discussion of whether you intend to take advantage of any exemptions from the corporate governance rules that are available to a controlled company.

Response:    The Company respectfully advises the Staff that the Company will qualify as a “controlled company” under the applicable rules of the stock exchange on which the Company ultimately lists but does not intend to rely on the exemptions from the corporate governance rules that are available to a controlled company. The Company has updated its disclosure on pages 9 and 43 of the Registration Statement to clarify that it does not intend to rely upon such exemptions.
Prospectus Summary, page 1
2.Please disclose your basis for the following claims made in this section:
•the estimate of your addressable market;
•your significant first-mover advantage in Enterprise AI;
•your solutions have returned hundreds of millions of dollars in economic benefit within one year;
•your production C3.ai roadmaps are expected to return billions of dollars in annual economic benefit for many customers; and
•your average new contract value in fiscal years 2019 and 2020 are a high-water mark for the applications software industry.
Also, define "lighthouse customers" and discuss how they impact your business and whether they account for a material amount of your revenue
Response: The Company acknowledges the Staff’s comment and has updated its disclosure on pages 1, 2, and 3 of the Registration Statement accordingly.
Risk Factors
Historically, a limited number of customers have accounted for a substantial portion..., page 14
3.Please disclose the material terms of your agreement with Engie, which accounted for greater than 10% of your revenue for the year ended April 30, 2020, including term and termination provisions and any minimum commitments.
Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 16 of the Registration Statement accordingly.
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware..., page 44
4.You indicate that that the U.S. federal courts will be the exclusive forum for actions under the Securities Act. Please revise your disclosure here and on page 122 to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Response: The Company acknowledges the Staff’s comment and has updated its disclosures on pages 46 and 152 of the Registration Statement accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations How We Generate Revenue, page 60
5.To the extent material, please quantify the amount of revenue attributable to government contracts or subcontracts. Refer to Item 101(c)(1)(ix) of Regulation S-K.
Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on page 62 to comply with the requirements in Item 101(c)(1)(ix) of Regulation S-K. Revenue attributable to contracts or subcontracts with the U.S. federal government in the year ended April 30, 2019 and 2020 were $10.8 million, or 12% of total revenue, and $28.6 million, or 18% of total revenue, respectively, and therefore, a material portion of the Company’s business is subject to renegotiation of profits or termination of contract or subcontracts at the election of the U.S. federal government.
Key Business Metric, page 61
6.You disclose that RPO is influenced by several factors, including the timing of renewals, the timing of purchases of additional capacity, average contract terms, and seasonality and due to these factors, it is important to review RPO in conjunction with revenue and other financial metrics disclosed elsewhere in this prospectus. Please tell us, and revise accordingly, what other operating metrics you regularly review and what consideration you gave to disclosing information about those metrics. We refer you to Section III.B of SEC Release No. 33-8350.
Response:    The Company respectfully advises the Staff that in addition to RPO and free cash flow, which were disclosed in the prior draft of the Registration Statement, the Company has also updated its disclosure to include information regarding the number of customers on pages 62 and 63 and average total contract value on pages 3, 62, and 99 of the Registration Statement.
The Company also respectfully advises the Staff that it does not view its total customers or average total contract value as a key operating metric. Rather, the Company has included this information throughout the Registration Statement to give an indication to investors of the breadth of its current customer base, and the potential of the Company’s business model to generate additional revenue opportunities by retaining and expanding revenue from these existing customers. The Company expects to report the total number of production customers and average total contract value on an annual basis.
The Company further respectfully advises the Staff that management uses the GAAP statement of operations to analyze and manage the business. Subscription revenue, professional services revenue, gross margin, and loss from operations are heavily utilized by management to evaluate the business and make strategic decisions.
For the reasons described in the Registration Statement, the Company views RPO and free cash flow as meaningful operating metrics, as the Company believes that these customers represent the most material revenue growth opportunities and future liquidity.

7.You disclose that the RPO metric includes non-cancellable contracted amounts to be invoiced and recognized in future periods. You also disclose on page 63 that Baker Hughes has minimum, non-cancellable revenue contracts in material amounts over a three year period which appear to comprise a significant portion of your RPO metric. Please revise your RPO metric disclosures to reconcile or explain how much of the RPO metric composition and increase is attributable to each of the deferred revenue and the non-cancellable contract amounts as well as the portions attributable to the materially significant Baker Hughes arrangements.
Response:    In response to the Staff’s comment, the Company has revised its disclosure on page 64 of the Registration Statement to include the breakout of RPO between deferred revenue and non-cancellable contracts.
The Company supplementally advises the Staff that RPO related to Baker Hughes, which includes both direct subscriptions and reseller arrangements, is comprised of $19.9 million related to deferred revenue and $20.0 million from non-cancellable contracts as of April 30, 2019, and $2.4 million related to deferred revenue and $84.8 million from non-cancellable contracts as of April 30, 2020. The Company respectfully advises the Staff that it does not intend to report RPO by customer, including Baker Hughes, in its future filings.
Sales and Marketing, page 69
8.You disclose a material increase in sales and marketing for the fiscal year ended April 30, 2020 that was due to a number of factors. Please revise to disclose any continuing trends among these factors and costs that are reasonably likely to materially impact future results of operations. See the Commissions “Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” Release No. 33-8350.
Response:    In response to the Staff’s comment, the Company has revised its disclosure on pages 71 and 73 of the Registration Statement.
Critical Accounting Policies and Estimates
Revenue Recognition, page 73
9.You disclose that sales of your perpetual and term licenses grant customers the right to use your functional intellectual property, either on their own cloud instance or internal hardware infrastructure, over the contractual term. Please provide us with an analysis of how you determined that the software and maintenance and support services are highly integrated and interrelated and therefore are accounted for as a single performance obligation. We refer you to ASC 606-10-25-21.
Response:    The Company respectfully acknowledges the Staff´s comment. The Company delivers the C3 AI Suite and C3 AI Applications through different deployment methods, including cloud, hybrid cloud, and on-premise. Irrespective of the type of deployment, the Company is obligated to provide maintenance and support services, including the management, provisioning, system performance monitoring, system availability monitoring, cloud load balancing, system and data security monitoring, patching, optimization, modification, addition of software components, and continuous content updates (e.g., AI and machine learning model types, weather data, documentation, geospatial data) to the C3 AI Suite and C3 AI Applications through the term of the contract (collectively referred to herein as “Services”). The Company regularly interacts with its customers’ environments and these continuous updates occur on a daily, weekly, or monthly basis.
The C3 AI Suite and C3 AI Applications (collectively referred to herein as the “Platform”) are unique from most commercial software solutions, as it provides a “Model Driven Architecture” that is comprised of a complex “Type” system, consisting of over 6,000 unique Types (the “Type System”). Unlike many other software companies, the Company does not provide customers with a discrete compiled version of object code or a cohesive set of source code that is interpreted. Instead, the Company provides its customers a collection of thousands of Types that typically operate on a cloud platform. The C3 Type System consists of a constantly changing collection of Types. At its most basic level, Type information annotates data values with hints to the compiler on how to produce code, when to insert data type conversions, what kinds of results to expect, etc.
These Types cannot be obtained and are not available from other vendors and they are protected by the Company through a variety of means, including trade secret, confidentiality, copyright, trademark, and patent protections. The Company is obligated to provide customers with a flow of new and extended software Types that are necessary for the customer to receive its intended benefit. Over the term of a customer agreement, the Company is obligated to constantly change the Types and provide new Types, individually and collectively at various frequencies (e.g., daily, weekly, monthly) for the customer solution to operate as intended. A subset of the Types that are created and updated are customer and/or application specific, and not all customers receive the same Types. For example, a customer with a weather dependent AI project will likely receive a constant flow of weather-related Types, whereas a customer with an AI project that is sensitive to econometric or commodity price data will receive Types that abstract those data.
The Platform and customer deployments rely on AI and machine learning model Types in order to provide value and utility. These Types need to be regularly tuned, optimized, and updated. Absent such updates and associated services, the software rapidly diminishes in value. For the value and utility to be maintained, the Platform also requires a constant stream of data, updated features, and automated results from the Company’s systems providing feedback to the machine learning algorithms. The machine learning algorithms require regular (i.e., daily, weekly, monthly) re-training to maintain and improve prediction accuracy. If at any given time the Company stops changing the Types, providing new Types, or maintaining the software as described above, performance would rapidly (as quickly as within one day, and on average within 30 days) deteriorate to a point at which the customer would no longer receive the intended benefit from its use.
The Company commonly grants a customer a multi-year term license to its software and promises to provide such customer with when-and-if available updates to that software during the license period. The Company frequently provides updates that are critical to the continued

utility of the software. Without the updates, the customer’s ability to benefit from the software would decline significantly during the multi-year arrangement.
The following are some non-exhaustive but demonstrative examples of updates and maintenance and support services that are essential inputs to the combined service output:
Types: The Company provides its customers a collection of thousands of Types (the C3 Type System). The C3 Type System consists of a constantly changing collection of Types.  The Company remains obligated to provide to the customer a continuing flow of new and extended software Types—sometimes on a daily basis—including data, AI models, and processes (all of which are C3 Types) that are necessary for the customer to receive its expected benefit from the software platform and applications.
Performance Monitoring: The Company proactively monitors comprehensive system health measures, including service and hardware heartbeats, system function performance measures, and disk and computing resource utilization. The Company leverages its own centralized monitoring solution (all-env), a component of the C3 Platform with a subset of C3 Types that are resident in the Company’s dedicated corporate cloud instance monitoring all systems centrally and required for any customer deployment to operate. If any potential issues are detected, automated system fortification measures are triggered to address the issues so that the Company’s customers can continue to receive the expected benefit.
Database Maintenance:
Distributed Key Value Store – A critical component of the C3 Platform is the distributed key value store. As a distributed data store, continued monitoring, and maintenance is required to ensure the uptime of the system. Daily maintenance includes compaction, repair, node re-balancing, and node additions as the storage per node goes above 50%. Without this maintenance, the distributed key value store will quickly go out of balance and would result in frequent system outages and data loss.
Relational Database – A critical component of the C3 Platform is the relational database. Continued monitoring and maintenance is required to ensure the uptime of the system. Maintenance includes vacuuming, IO monitoring, creating indexes, increasing database size, and database tuning. Without this maintenance, the relational database will result in degraded performance to the point of the system becoming non-functional.
Other examples of required Database Maintenance include:
•IP updates, new machine learning classifiers, new types, and code provisions;
•Inputs into the customer systems to tune, optimize, and update machine learning predictions;
•Product configuration changes to maintain the system;
•Updates and emergency maintenance procedures to assure system availability;
•Security scans to assure system security; and
•Content updates, including but not limited to, weather data, social media, terrain, etc.

These types of services are provided to customers by the Company billions of times per week and are necessary for the Company’s customers to receive the expected benefit of the use of the Company’s products and services.
The Company concluded that its Platform is not distinct from its Services as they are not separately identifiable (i.e., distinct within the context of the contract) pursuant to ASC 606-10-25-19(b) and 25-21. ASC 606-10-25-21 states the following (emphasis added):
In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:
a.The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.
b.One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.
c.The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.
The Company also considered Case C of Example 10 (in ASC 606-10-55-140D through 55-140F) and Example 55 (in ASC 606-10-55-364 through 55-366), which state (emphasis added):
Example 10 – Goods and Services Are Not Distinct
Case C – Combined Item
55-140D An entity grants a customer a three-year term license to anti-virus software and promises to provide the customer with when-and-if available updates to that software during the license period. The entity frequently provides updates that are critical to the continued utility of the software. Without the updates, the customer’s ability to benefit from the software would decline significantly during the three-year arrangement.
55-140E The entity concludes that the software and the updates are each promised goods or services in the contract and are each capable of being distinct in accordance with paragraph 606-10-25-19(a). The software and the updates are capable of being distinct because the customer can derive economic benefit from the software on its own throughout the license period (that is, without the updates the software would still provide its original functionality to the customer), while the customer can benefit from the updates together with the software license transferred at the outset of the contract.
55-140F The entity concludes that its promises to transfer the software license and to provide the updates, when-and-if available, are not separately identifiable (in accordance with paragraph 606-10-25-19(b)) because the license and the updates are, in effect, inputs to a combined item (anti-virus protection) in the contract. The updates significantly modify the functionality of the software (that is, they permit the software to protect the customer from a significant number of additional viruses that the software did not protect against previously) and are integral to maintaining the utility of the software license to the customer. Consequently, the license and updates fulfill a single promise to the customer in the contract (a promise to provide protection from computer viruses for three years). Therefore, in this Example, the entity accounts for the software license and the when-and-if available updates as a single performance obligation. In accordance with paragraph 606-10-25-33, the entity concludes that the nature of the combined good or service it promised to transfer to the customer in this Example is computer virus protection for three years. The entity considers the nature of the combined good or service (that is, to provide anti-virus protection for three years) in determining whether the performance obligation is satisfied over time or at a point in time in accordance with paragraphs 606- 10-25-23 through 25-30 and in determining the appropriate method for measuring progress toward complete satisfaction of the performance obligation in accordance with paragraphs 606-10-25-31 through 25-37.
Example 55 – License of Intellectual Property
55-364 An entity enters into a contract with a customer to license (for a period of three years) intellectual property related to the design and production processes for a good. The contract also specifies that the customer will obtain any updates to that intellectual property for new designs or production processes that may be developed by the entity. The updates are integral to the customer’s ability to derive benefit from the license during the license period because the intellectual property is used in an industry in which technologies change rapidly.
55-365 The entity assesses the goods and services promised to the customer to determine which goods and services are distinct in accordance with paragraph 606-10-25-19. The entity determines that the customer can benefit from (a) the license on its own without the updates and (b) the updates together with the initial license. Although the benefit the customer can derive from the license on its own (that is, without the updates) is limited because the updates are integral to the customer’s ability to continue to use the intellectual property in an industry in which technologies change rapidly, the license can be used in a way that generates some economic benefits. Therefore, the criterion in paragraph 606-10-25-19(a) is met for the license and the updates.
55-365A The fact that the benefit the customer can derive from the license on its own (that is, without the updates) is limited (because the updates are integral to the customer’s ability to continue to use the license in the rapidly changing technological environment) also is considered in assessing whether the criterion in paragraph 606-10- 25-19(b) is met. Because the benefit that the customer could obtain from the license over the three-year term without the updates would be significantly limited, the entity’s promises to grant the license and to provide the expected updates are, in effect, inputs that, together fulfill a single promise to deliver a combined item to the customer. That is, the nature of the entity’s promise in the contract is to provide ongoing access to the entity’s intellectual property related to the design and production processes for a good for the three-year term of the contract. The promises within that combined item (that is, to grant the license and to provide when-and-if available updates) are therefore not separately identifiable in accordance with the criterion in paragraph 606-10-25-19(b).
55-366 The nature of the combined good or service that the entity promised to transfer to the customer is ongoing access to the entity’s intellectual property related to the design and production processes for a good for the three-year term of the contract. Based on this conclusion, the entity applies paragraphs 606-10-25-23 through 25-30 to determine whether the single performance obligation is satisfied at a point in time or over time and paragraphs 606-10-25-31 through 25-37 to determine the appropriate method for measuring progress toward complete satisfaction of the performance obligation. The entity concludes that because the customer simultaneously receives and consumes the benefits of the entity’s performance as it occurs, the performance obligation is satisfied over time in accordance with paragraph 606-10-25-27(a) and that a time-based input measure of progress is appropriate because the entity expects, on the basis of its relevant history with similar contracts, to expend efforts to develop and transfer updates to the customer on a generally even basis throughout the three-year term.
The Company further considered the following paragraphs of the Background Information and Basis for Conclusions to ASU 2016-10:
•Paragraph BC29 states, “The inputs to a combined item (or items) concept might be further explained, in many cases, as those in which an entity’s promise to transfer the promised goods or services results in a combined item (or items) that is greater than (or substantively different from) the sum of those promised (component) goods and services.”
•Paragraph BC33 states that “the evaluation of whether two or more promises in a contract are separately identifiable also considers the utility of the promised goods or services (that is, the ability of each good or service to provide benefit or value). This is because an entity may be able to fulfill its promise to transfer each good or service in a contract independently of the other, but each good or service may significantly affect the other’s utility to the customer. For example, in Example 10, Case C, or in Example 55, the entity’s ability to transfer the initial license is not affected by its promise to transfer the updates or vice versa, but the provision (or not) of the updates will significantly affect the utility of the licensed intellectual property to the customer such that the license and the updates are not separately identifiable. They are, in effect, inputs to the combined solution for which the customer contracted.”
Based on the guidance above, the Company believes the following facts and circumstances support its conclusion that the Platform is not distinct from the Services:
•The Platform and the Services are never sold separately. This is because the Company’s customers cannot obtain the intended benefit of the Platform without the Services and vice versa.
•No other third-party vendors can provide the Services, and the Services cannot function with another vendor’s software product. The Company’s customers likewise cannot perform the Services to obtain the intended benefit of the Platform (i.e., there are no workarounds). Therefore, the Company’s customers cannot benefit from either the Platform or the Services with other resources that are readily available.
•There is significant integration between the Platform and the Services consistent with ASC 606-10-25-21(a). That is, the Platform and the Services are inputs to a combined output as the nature of the combined output is to provide a constantly maintained and updated solution, with the latest AI and machine learning technology and relevant data. Because neither the Platform nor the Services has significant value or utility without the other, the combined output has greater value than (and is substantively different from) the sum of those two inputs.
•The Services significantly modify the Platform consistent with ASC 606-10-25-21(b) (i.e., the Services significantly change the functionality of the Platform) with regularly tuned, optimized, and updated Types. The machine learning algorithms in the Platform require regular re-training to maintain and improve prediction accuracy.
•The Platform and the Services are highly interdependent and highly interrelated with each other consistent with ASC 606-10-25-21(c). Neither has significant value or utility without the other (i.e., the dependence goes both ways), and the customer would not be able to obtain its intended benefit of the arrangement without having both goods and services (i.e., the customer could not choose to purchase one without significantly affecting the other). The Services relate to rapidly changing technologies and data that are critical to the continued utility of the Platform, and without the Services, the customer’s ability to benefit from the Platform would decline significantly and rapidly as described above. In addition, there is a transformative relationship between the Platform and the Services (i.e., the features of the Platform and the Services significantly affect the overall functionality and operation of the combined offering such that the interaction of the two promised goods and services is critical), and the Services are not merely additive functionality to the Platform.

•The Company’s marketing materials are consistent with the Platform and Services being a combined solution rather than separate offerings. For example, the Company’s website describes the combined functionality and benefits associated with the Company’s offerings, including:
◦“Comprehensive platform for rapidly developing, deploying and operating Enterprise AI applications.”
◦“Pre-built SaaS applications for rapidly addressing high-value use cases.”
◦“No-code AI and analytics for applying data science to every-day business decisions.”
•While the Services are comprised of various promised services and updates, they are not accounted for as distinct goods or services because they are provided concurrently over the same period and have the same pattern of transfer (i.e., they are provided ratably as stand-ready obligations over the contract term) pursuant to paragraph BC116 of the Background Information and Basis for Conclusions to ASU 2014-09.
Based on the above analysis, the Company concluded that the nature of its promise in contracts to deliver a license to the Platform and the related Services represents a single performance obligation to the customer to provide an integrated solution. The Platform and the related Services are, in effect, inputs to this combined service offering.
10.You disclose that you first allocate the transaction price to the performance obligations with established standalone selling prices then apply the residual approach to allocate the remaining transaction price to the license or subscription and bundled maintenance and support services. You also disclose that if applying the residual approach results in zero or very little consideration being allocated to the combined performance obligation, you will consider all reasonably available data to determine an appropriate allocation of the transaction price. Please tell us how you considered whether the selling price of the license or subscription and bundled maintenance and support services is highly variable, allowing for the use of the residual approach. In addition, describe in more detail your other allocation approaches to estimate standalone selling price to the license or subscription and bundled maintenance and support services. We refer you to ASC 606- 10-32-34.
Response:    The Company respectfully acknowledges the Staff´s comment and supplementally advises the Staff that it considered ASC 606-10-32-34(c) which states:
Residual approach—An entity may estimate the standalone selling price by reference to the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract. However, an entity may use a residual approach to estimate, in accordance with paragraph 606-10-32-33, the standalone selling price of a good or service only if one of the following criteria is met:
1.The entity sells the same good or service to different customers (at or near the same time) for a broad range of amounts (that is, the selling price is highly variable because a representative standalone selling price is not discernible from past transactions or other observable evidence).

2.The entity has not yet established a price for that good or service, and the good or service has not previously been sold on a standalone basis (that is, the selling price is uncertain).
In accordance with ASC 606-10-32-34(c), the Company noted that it has observable standalone selling prices (“SSP”) for the other goods and services in contracts for which the residual approach is applied such as professional services or training.
The Company respectfully advises the Staff that it has disclosed on pages 62, 63 and 94 of the Registration Statement, that as of September 30, 2020, the Company had 29 Customers, defined as each buying entity that has an active contract to deploy the C3 AI Suite or one or more C3 AI Applications. Each Customer would generally have one active contract. Further, the Company offers multiple tiers or types of license or subscription and bundled maintenance and support services (“Subscription Services”) with different internal price points. These price points vary based on factors such as the number of developers that have access to the Platform or the value of certain applications to the customer in their anticipated use case(s).
The Company first noted that using all of its limited observable prices in a single pool would not yield a sufficient number of contracts within a reasonable a range to satisfy the allocation objective. Even though the volume of contracts was small, the Company further disaggregated them into bands based on its go-to-market strategy for pricing these tiers of the Company’s Subscription Services, which is primarily based on the number of developers that have access to the Platform. In doing so, the Company was able to establish SSP for certain tiers for the majority of the contracts as those tiers had discernible pricing. However, this, inherently, further limited the data points available for the other tiers, which resulted in bands with very few transactions and/or pricing that was still highly variable. In these instances, the Company has concluded that the SSP is not directly observable.
In addition, the Company considered the other methods included in ASC 606-10-32-34 (i.e., the adjusted market assessment approach and the cost-plus margin approach) to estimate the SSP of the Subscription Services and determined that these alternative methods would not be appropriate. The Company rejected the adjusted market assessment approach referring to prices of its competitors for similar goods or services as observable prices of competitors do not exist or their goods or services are not sufficiently similar to those of the Company. Further, the Company rejected the expected cost-plus margin approach as it is inconsistent with how it markets and sells its Subscription Services and is not a faithful representation of the SSP (i.e., the Company does not price its Subscription Services on the basis of any incremental costs incurred).
As set forth in paragraph BC273 (Basis for Conclusions) of ASU 2014-09, using the residual approach cannot result in zero, or very little, consideration being allocated to a performance obligation (i.e., the Subscription Services). The Company would consider all reasonably available data to determine an appropriate allocation of the transaction price in which the Subscription Services SSP is very small or zero and whether the transaction price should be estimated using another method to meet the SSP objective. However, the Company has had no instances of this occurring. For arrangements where the Company has determined SSP using the residual method, it has reviewed the ultimate allocation to the various performance obligations to ensure that the concluded allocated amounts are consistent with the allocation objective as described in ASC 606-10-32-28. As the Company generally does not provide significant, if any, discounts on other performance obligations in its arrangements such as professional services for which it has determined SSP using observable prices, very little discounting from other performance obligations is attributed to Subscription Services for which the Company has applied the residual method for determining SSP. However, as the Company continues to enter into more contracts, it may have a sufficient number of observable data points to establish SSP in the future for goods and services that are currently considered highly variable. When that occurs, the Company will cease using the residual approach.
Finally, as almost all of the Company’s performance obligations are recognized over time and a majority have a similar, if not identical, patterns of recognition, the total revenue recorded each period is not significantly affected in most cases.
Based on the factors discussed above, the Company believes that the selling prices of the Subscription Services for some of its contracts are uncertain and highly variable and meet the requirements in ASC 606-10-32-34(c). Thus, the Company believes its use of the residual approach as SSP for the Subscription Services in allocating the transaction price to the performance obligations in some of the Company’s contracts represents an appropriate method.
Large Total Addressable Market, page 80
11.Please identify the "leading research firm" that you refer to in this section.
Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 91 and 93 of the Registration Statement.
Business
Rapid Time to Value, page 82
12.Please explain how you compiled these case studies, why you selected the profiled clients, and how these clients provide a meaningful representation of your user base. Also, disclose the time periods covered by the case studies, as well as any limitations in using these individual case studies.
Response:    The Company supplementally advises the Staff that it has updated the Registration Statement to include additional customer case studies. The customers discussed in these case studies are large customers from various industries that are representative of the Company’s customer base, and each represent a meaningful percentage of the Company’s total revenue. The Company has also revised its disclosure on pages 96 and 100 of the Registration Statement to include limitations in using the individual case studies.

Certain Relationships and Related Party Transactions
Transactions with Baker Hughes, page 112
13.Please clarify that Lorenzo Simmonelli, Chief Executive Officer of Baker Hughes, was appointed to your board as part of a strategic collaboration agreement whereby Baker Hughes had a right to appoint a director. Also, disclose the amount of revenue that you generated under the agreement with Baker Hughes in prior periods. We note that Baker Hughes was a significant customer that accounted for greater than 10% of your revenue for the year ended April 30, 2020. See Item 404(a)(3) of Regulation S-K.
Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on page 142 of the Registration Statement.
Description of Capital Stock, page 118
14.Please revise to provide a more detailed description of the material voting rights of the Class A common stockholders. For example, disclose the circumstances under which the Class A common stockholders are entitled to a separate class vote under Delaware law.
Response:    The Company acknowledges the Staff’s comment and revised the disclosure on pages 148 and 149 of the Registration Statement.
Notes to Consolidated Financial Statements
Revenue, page F-19
15.You disclose that in addition to subscriptions, you also sell premium stand-ready COE support services, hosting services, and trials of your applications as part of your customer acquisition strategy that are distinct performance obligations. In addition, you state that your goal is to establish and maintain a global leadership position in Enterprise AI across all market segments including large enterprises, small and medium businesses, and government entities. Please tell us what consideration was given to disaggregating revenue by these categories. We refer you to ASC 606-10-55-90 and 55-91.
Response:    The Company respectfully advises the Staff that the objective of its disaggregated revenue disclosure is to provide the most useful information to users of its financial statements based on categories that are meaningful to the Company and its investors. The Company considered, pursuant to ASC 606-10-50-5 and 55-89, the categories of revenue “that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.” The Company also considered the examples that might be appropriate for disaggregation, as set forth in ASC 606-10-55-91, and the Company considered whether a disaggregation of revenue, beyond the disclosures by geography, were necessary.
ASC 606-10-55-90 describes what an entity should consider when selecting the type of categories to use to disaggregate, and the Company respectfully advises the Staff that the

Company’s chief operating decision maker uses revenue by geography to evaluate the entity’s financial performance and make resource allocation decisions. The Company believes that international expansion will be a key factor affecting future performance and has made strategic business and organizational decisions in line with this objective. The Company also evaluated the following categories described in ASC 606-10-55-91:
•Type of good or service. While the Company sells Subscription Services, premium stand-ready COE support services, hosting services, and trials of applications as part of the Company’s customer acquisition strategy, the majority of the Company’s Subscription Services and other services are delivered on a single platform in a consistent manner to its customers. Further, COE support services, hosting services, and trials are recognized in a similar manner (i.e., ratably over time) with similar payment terms (i.e., net 30), managed consistently, and affected by similar economic factors (i.e., geography). Accordingly, the Company measures and evaluates its business based on Subscription Services and other professional services revenue collectively and not on a disaggregated basis, other than with respect to geography.
•Geographic region. The Company disaggregates revenue by geography since this level of disaggregation reflects how the Company evaluates financial performance and makes strategic decisions.
•Market or type of customer. Most of the Company’s customers are large enterprises. The Company does not currently have any customers that are small or medium size businesses though the Company does intend to expand its customer base in the future through new product offerings. Further, while the Company does have contracts with government entities, the Company does not maintain operating units by a government market segment. Irrespective of the type of customer, the Company’s contracts are recognized in a similar manner (i.e., ratably over time) with similar payment terms (i.e., net 30), managed consistently, and affected by similar economic factors (i.e., geography).
•Type of contract, contract duration, and timing of transfer of goods or services. The Company’s customer contracts have similar terms and duration, and the timing of transfer of goods or services are similar (i.e., ratably over time).
•Sales channels. Given the nature of the Company’s goods and services, delivery and risks are similar for all sales channels.
Based on its evaluation, the Company believes it has met the disclosure objective in ASC 606-10-50-5. The Company disaggregates its revenue by geography, which it believes enables users of its financial statements to understand how the Company’s revenue impact its financial position and results of operations and is in line with how the Company manages its business. As such, the Company concluded that no additional disaggregation was necessary.

General
16.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response:    The Company acknowledges the Staff's comment and will supplementally provide the Staff with copies of all such written communications.
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Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,
/s/ Calise Y. Cheng
Calise Y. Cheng

cc:	Thomas M. Siebel, C3.ai, Inc.
Brady Mickelsen, C3.ai, Inc.
David Barter, C3.ai, Inc.
Eric Jensen, Cooley LLP
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Richard Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation